Exhibit 16.1
January 7, 2010
Securities and Exchange Commission
Washington, DC 20549
Re: DAC Technologies Group International, Inc.
Gentlemen:
We have read Item 4 “Changes in Registrant’s Certifying Accountants” contained in DAC Technologies Group International, Inc. 8-K and are in agreement with the statements contained therein, as they relate to our firm.

Very truly yours,
/s/ Frost, PLLC
Frost, PLLC
Little Rock, AR